[GRAPHIC OMITTED]                        Dykema Gossett PLLC
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December 6, 2006                         Via EDGAR

Ms. Christina DiAngelo
Division of Investment Management Securities and Exchange
Commission 100 F Street, N.E.
Washington, D.C. 20549

John C. Grzeskiewicz, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Principal Investors Fund, Inc.
       Registration Statement on Form N-14 (File No. 333-137477)

Dear Ms. DiAngelo and Mr. Grzeskiewicz:

         On behalf of Principal Investors Fund, Inc. ("PIF") and by letter to you dated November 14, 2006, I transmitted a courtesy copy of portions (as described below) of PIF's above-referenced registration statement (the "Registration Statement") as filed with the Securities and Exchange Commission (the "Commission") on November 3, 2006 pursuant to Rule 497 under the Securities Act of 1933. The enclosure was marked to show changes made to the Registration Statement in response to staff comments, as described in my letter to you dated October 19, 2006 (the "Comment Response Letter"),with respect to the initial EDGAR filing of the Registration Statement (the "Initial Registration Statement"). Because of the length of the Registration Statement, the enclosure consisted only of the following portions of the Registration Statement to which staff comments had been addressed: the "Letter to Shareholders" and accompanying Questions and Answers, the Proxy Statement/Prospectus and Appendix E thereto and the pro forma financial statements included in the SAI. This letter revises and restates the prior transmittal letter in light of telephone discussions with the staff on November 20, 21 and 22, 2006. Capitalized terms used herein have the meanings given them in the Registration Statement.

         (1) As set forth in the Comment Response Letter (p. 4), the staff questioned whether the expense examples for the WM Acquired Funds in the Initial Registration Statement reflected the conversion of Class B shares to Class A shares after eight years, and the response indicated that needed revisions to such expense examples would be made. The WM Funds subsequently confirmed to us that the expense examples for Class B shares included in the Initial Registration Statement were accurate and reflected the conversion of Class B shares to Class A shares after eight years. Such expense examples were thus not revised in finalizing the Registration Statement. In the late November telephone discussions, the staff requested that this matter be revisited and, on further review, the WM Funds discovered that the 10-year expense examples for its Class B shares that are included in the Registration Statement do not, after all, reflect the conversion of Class B shares to Class A shares at any time. Consequently, because the Class A shares have lower expense ratios than the Class B shares, the 10-year expense examples for Class B shares included in the Registration Statement are higher than they would have been if the conversion after eight years had been reflected.

         (2) Also as set forth in the Comment Response Letter (pp. 5-6), the staff requested, with respect to the PIF New Acquiring Funds, all of which are shell funds, that the estimated Annual Fund Operating Expenses for the current fiscal (ending October 31, 2007) shown in the Initial Registration Statement be revised to show instead pro forma or estimated pro forma expenses for the fiscal year ended October 31, 2005. Changes in response to this Comment to the percentages in the Annual Fund Operating Expenses tables, and to the related expense examples, were made only with respect to the five PIF SAM Portfolios and the PIF West Coast Equity Fund. There were no comparable changes to be made in response to the staff comment with respect to the other PIF New Acquiring Funds because the 2007 estimated expenses for these funds had been based on the assets of the corresponding WM Acquired Funds for the fiscal year ended October 31, 2005. In contrast, the 2007 estimated expenses for the six PIF New Acquiring Funds named above had reflected significant asset growth experienced by their corresponding WM Acquired Funds during the period October 31, 2005 through June 30, 2006.

         (3) In the late November telephone discussions, the staff requested an explanation, with respect to the five fund combinations involving SAM Portfolios, which operate as funds of funds, why the "Aggregate Fund and Underlying Fund Expenses" tables included in the Registration Statement show lower aggregate fund and underlying fund expenses for the PIF (Acquiring) SAM Portfolios than for their corresponding WM (Acquired) SAM Portfolios. PIF has advised us that the aggregate fund and underlying fund expenses included in the Registration Statement are lower for the PIF SAM Portfolios than for their corresponding WM SAM Portfolios for the following reasons: (i) the annual fund operating expenses for Class A, Class B and Class C shares of the PIF SAM Portfolios are in most cases lower than, and in a few cases the same as, such expenses for the same share classes of the corresponding WM SAM Portfolios, reflecting, among other things, lower expected custodian and transfer agency fees for the PIF SAM Portfolios and a contractual expense limitation that obligates PMC, PIF's investment manager, to maintain for the Class A, Class B and Class C shares of each PIF SAM Portfolio, through February 28, 2008, total levels of operating expenses which do not exceed the levels of such expenses for the Class A, Class B and Class C shares of the corresponding WM SAM Portfolio for the eight-month period ended June 30, 2006, which levels are in most cases lower than those for the fiscal year ended October 31, 2005; and (ii) the Class I shares of 12 of the 14 PIF Underlying Funds in which the PIF SAM Portfolios invest have lower annual fund operating expenses for the fiscal year ended October 31, 2005 than the Class I shares of their corresponding WM Underlying Funds in which the WM SAM Portfolios invest.

         (4) The staff also requested that the expense examples for the seven PIF Existing Acquiring Funds be revised to reflect sales charges for Class A and B shares, and the seven year schedule for the conversion of Class B to Class A shares, as in effect prior to the Reorganization rather than the different sales charges for Class A and B shares, and the eight year conversion schedule for Class B shares, that will apply to the Class A and Class B shares issued in the Reorganization and thereafter (see Comment Letter Response at p. 4). The revised expense examples were generated for six of these funds (the seventh fund, the PIF SmallCap Growth Fund, will first issue Class A and B shares in connection with the Reorganization). Regrettably, however, the revised expense examples for these six funds were inadvertently omitted in the process of finalizing the Registration Statement. Consequently, the expense examples for these six funds included in the Registration Statement, and in the definitive Proxy Statement/ Prospectus as mailed to shareholders of the WM Acquired Funds, continue to reflect the sales charges for Class A and B shares, and the eight year conversion schedule for Class B shares, that will apply to the Class A and Class B shares which will be issued to such shareholders in the Reorganization and thereafter.

         PIF has considered the materiality, both separately and in the aggregate, of the matters described under (1) and (4) above as well as the expense of preparing and mailing a proxy statement/prospectus supplement to affected WM Acquired Fund shareholders for purposes of furnishing them with revised expense examples. PIF does not believe that Class B shareholders of the WM Acquired Funds would consider material to their investment decision whether to approve the Reorganization the Registration Statement's including for such funds expense examples for Class B shares which do not reflect the conversion of Class B shares to Class A shares after eight years, or that shareholders of the six WM Acquired Funds affected under (4) above, who will be able to compare expense examples for each those funds with the expense examples for its corresponding pro forma combined PIF Acquiring Fund, would consider the omitted revised expense examples for the PIF Existing Acquiring Funds to be material to their investment decision whether to approve the Reorganization. Moreover, in our view, as discussed at the time the staff's comments were communicated, the expense examples included in the Registration Statement for the six PIF Existing Acquiring Funds, which are based on the sales charges for Class A and Class B shares and the conversion schedule for Class B shares that will apply to the Class A and B shares that will be issued to WM shareholders in the Reorganization and thereafter, are both more relevant to such shareholders than the revised expense examples and consistent with our understanding of the disclosure requirements of Forms N-14 and N-1A. Under these circumstances, PIF does not expect to supplement the Proxy Statement/Prospectus unless circumstances arise in which a supplement could be included in an additional mailing to all WM shareholders for other purposes. No such circumstances have arisen as of the date of this letter.

         If you have any questions, please contact me at 202-906-8712 or John W. Blouch of this office at 202-906-8714.

                                                     Very truly yours,

                                                     DYKEMA GOSSETT PLLC

                                                     /s/  Bruce W. Dunne

                                                     Bruce W. Dunne